Mail Stop 3561

September 11, 2008

Helen C. Cary, Chief Executive Officer
Midnight Candle Company
79013 Bayside Court
Indio, California 92203

> **Re: Midnight Candle Company**
> **Preliminary Information Statement on Schedule 14C, as amended**
> **Filed May 27, 2008**
> **File No. 0-51842**

Dear Ms. Cary:

        We have completed our review of your Revised Preliminary Information
Statement on Schedule 14C and related filings and have no further comment at this time.

Sincerely,

H. Christopher Owings
Assistant Director